EX-99.1
Changes in Affiliates (Addition)
1.	Company to be affiliated
•	Company Name: Green Cheonan Co., Ltd.

•	Total Asset (KRW): 4,702,990,000

•	Total Equity (KRW): 4,702,990,000

•	Total Liabilities (KRW): -

•	Total Capital (KRW): 4,702,990,000

•	Purpose of the company: Build Transfer Lease (BTL) Business to maintain drain pipes
2.	Name of Company Group: POSCO
3.	Reason for Addition: Incorporation of a new corporation by POSCO E&C, which acquired 43% of total shares of Green Cheonan Co., Ltd.
4.	Total number of affiliated companies after additional affiliation: 82

5.	Date of Addition: November 1, 2007